  Exhibit 99.1

Sandstorm Gold Royalties Provides Corporate and Asset Updates

VANCOUVER, BC / ACCESSWIRE / July 16, 2018 / Sandstorm Gold Ltd. ("Sandstorm Gold Royalties,'' "Sandstorm" or the "Company") (NYSE American: SAND; TSX: SSL) is pleased to provide an update related to share repurchases under the Company's Normal Course Issuer Bid ("NCIB"), recent developments from the Company's royalty portfolio, as well as the acquisition of eight royalties on exploration-staged properties.

- Normal Course Issuer Bid Update

Since the renewal of the NCIB on April 5, 2018, Sandstorm has acted on its stated intention to repurchase shares of the Company. Approximately 1.4 million shares have been repurchased since April. Sandstorm may purchase up to a maximum of 9.2 million shares under the current NCIB program.

- Yamana Declares Commercial Production at Cerro Moro and Increases Exploration Budget

Yamana Gold Inc. ("Yamana") announced the declaration of commercial production at the Cerro Moro project in Argentina in late June 2018. Yamana is now focusing on optimizing the operation to ensure that gold and silver production and operating costs reach guidance levels.

The exploration budget at Cerro Moro for 2018 has increased from $9.0 million to $11.2 million. Yamana has set an exploration objective of adding one million gold equivalent ounces to the mineral inventory at Cerro Moro.

The objectives for the 2018 exploration program are:

- Convert 110,000 gold equivalent ounces of inferred resources to measured and indicated mineral resources;

- Discover 250,000 gold equivalent ounces of new inferred mineral resources; and

- Define future drill targets through scout drilling, soil and rock sampling, and mapping.

For more information, visit the Yamana website at www.yamana.com and see press releases dated May 16, 2018 and June 26, 2018.

Beginning in 2019, Sandstorm has a silver stream agreement to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter for the life of the mine. Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

- Endeavour Announces High Grade Discoveries at Houndé

Endeavour Mining Corporation ("Endeavour") announced that the ongoing exploration program at its Houndé mine in Burkina Faso has successfully extended the Kari Pump high grade mineralization and has discovered two new large mineralized zones named Kari Centre and Kari West. Following the discovery of Kari Pump zone in late 2017, Endeavour prioritized efforts on the wider Kari area which hosts a large gold-in-soil geochemical anomaly. Kari is located seven kilometres west of the Houndé processing plant and in proximity to an existing haul road.

Since late December, more than 1,000 holes totaling 76,000 metres have been drilled in the Kari area, extending the mineralized zone to an area measuring 4.0 kilometres long and 3.0 kilometres wide. Approximately 25% of the gold-in-soil anomaly is remaining to be drilled. The Kari Center discovery extends 1.2 kilometres along strike and across a width of over 200 metres, with mineralization open at depth. The Kari West discovery extends at least 1.0 kilometre along strike and across a width of 500 metres, with mineralization open at depth and towards Kari Pump.

A further 65,000 metres drilling program is underway to delineate and extend the three discoveries made, with in-fill drilling planned on the Kari Pump target. A maiden resource on the Kari Pump area is expected to be completed by the end of 2018.

For more information, visit the Endeavour website at www.endeavourmining.com and see the press release dated May 24, 2018.

Sandstorm holds a 2% NSR royalty that covers approximately 480 square kilometres of the Houndé property.

- Hod Maden Drill Results

Recent exploration and infill drill results have been reported by Lidya Madencilik San. ve Tic. A.S. (“Lidya”), Sandstorm’s 70% partner at Hod Maden. Drilling is ongoing and a total of 7,069 metres in 19 drill holes have been completed in 2018 at the project. Highlights include:

- HTD-182: 72.5 metres of 20.4 g/t gold and 4.9% copper from 66.5 metres, including 9.0 metres of 69.9 g/t gold and 7.0% copper from 109.0 metres; and

- HTD-185: 18.5 metres of 17.6 g/t gold from 486.5 metres, including 3.2 metres of 59.7 g/t gold from 487.8 metres.

Infill drill hole HTD-182 is a high-grade intersection that is an up-dip extension of the main mineralized body that has the potential to extend to below the surface alluvials. Extension drill hole HTD-185 is a new intersection on the drill section 2075 N that is open at depth in the southwest area of the Main Zone.

For QA/QC information see the appendix of this news release. Sandstorm has a 30% interest and a 2% NSR royalty on the Hod Maden project.

- Equinox Gold Provides Construction Update at Aurizona

Equinox Gold Corp. ("Equinox Gold") has provided an update on construction progress at the Aurizona gold mine in Brazil. Construction remains on schedule to pour gold by late 2018. As of the middle of June, the plant construction was 45% complete and progressing on a number of areas including grinding, crushing, and installation of agitators in the CIP circuit. Pre-production mining activities commenced in mid-April, including removing waste from two locations in the Piaba pit and developing access roads. The mining contractor has removed more than 600,000 tonnes of waste and roadwork is underway in preparation for ore mining in the third quarter of 2018.

For more information and complete drill results, visit the Equinox Gold website at www.equinoxgold.com and see the press release dated June 14, 2018.

Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a 190,073 hectare package of exploration ground adjacent to the Aurizona project. An exploration agreement with AngloGold Ashanti Limited ("AngloGold") was announced in 2016, whereby AngloGold may invest US$14 million in exploration to earn a 70% interest in Aurizona Greenfields.

- Kirkland Lake Gold Reports High-Grade Intersections from Underground Exploration Drilling

Kirkland Lake Gold Ltd. ("KL Gold") has announced high-grade intersections from the continuation of their 2018 infill drilling program at the Macassa mine located in Ontario. The results support further mineral resource expansion, as all but two of the intersections are located outside of the existing mineral resource blocks. In addition, the results have identified a high-potential area within the eastern extension of the South Mine Complex which is located approximately 560 metres south-southeast of the new #4 Shaft, which is currently under construction with the first phase scheduled for completion in early 2022. Highlighted underground drill results from the HM Claim include:

- 53-3453: 3.7 metres of 34.6 g/t gold from 222.2 metres;

- 53-3455: 3.9 metres of 38.4 g/t from 220.4 metres; and

- 53-3466: 3.6 metres of 65.5 g/t from 218.7 metres.

Reported drill lengths are true widths. For more information visit the KL Gold website at www.klgold.com and see the press release dated July 5, 2018.

Sandstorm holds a 2% NSR royalty on the HM Claim which is located within the South Mine Complex at the Macassa Mine.

- Metanor Intercepts 10.7 g/t Gold over 4.4 Metres at Bachelor Lake and 5.0 g/t Gold over 12.1 Metres at Barry

Metanor Resources Inc. ("Metanor") has announced results from the Moroy zone ongoing underground development at the Bachelor Lake mine in Québec, Canada. Exploration drilling is ongoing at Moroy with one underground diamond drill rig. Part of the ore sill and haulage drift development is complete and the ore drift is being pushed eastward along strike. This development into the Moroy zone will provide additional ore for production. Highlighted drill results from the zone include:

- MY18-054: 4.4 metres of 10.7 g/t gold from 87.8 metres;

- MY18-063: 5.5 metres of 8.4 g/t gold from 140.2 metres; and

- MY18-070: 4.0 metres of 11.0 g/t gold from 140.5 metres.

Metanor has also released results from the ongoing drill campaign at the Barry project, located 65 kilometres to the south of the Bachelor Lake mine. Recent drilling has demonstrated the continuity and predictability of the shear-hosted gold deposit for over 1.1 kilometres in strike length. Highlighted drill results from Barry include:

- MB-18-176: 2.7 metres of 12.2 g/t gold from 387.0 metres;

- MB-18-187: 1.8 metres of 14.6 g/t gold from 330.6 metres; and

- MB-18-185: 12.1 metres of 5.0 g/t gold from 113.5 metres including 2.4 metres of 15.7 g/t gold.

True widths are estimated to range between 65% - 80% of core lengths at Moroy and 70% - 95% of core lengths at Barry. Grades were uncapped at both Moroy and Barry. For more information and complete drill results, visit the Metanor website at www.metanor.ca and see the press releases dated March 1, 2018 and April 9, 2018.

Sandstorm receives a minimum of 1,500 ounces of gold per quarter from Bachelor Lake until 12,000 ounces of gold have been delivered. The gold stream will then convert to a 3.9% NSR royalty. In addition to this, Sandstorm holds a 1.0% NSR royalty on Bachelor Lake. At Barry, Sandstorm has a NSR royalty of 3.9% - 4.9%.

- Sandstorm Acquires Eight Royalties on Exploration Properties

During the second quarter of 2018, Sandstorm acquired eight royalties on exploration-stage projects located in Egypt, Burkina Faso, and Côte d'Ivoire. Sandstorm now has 188 royalty assets in its portfolio. A complete list of the royalties acquired is below:

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Project	Owner/ Partner	Country	Property Size	Stage	NSR Royalty
Abu Marawat	Aton Resources Inc.	Egypt	738 km2	Advanced Exploration	1.0%
Bouboulou	Nexus Gold Corp.	Burkina Faso	39 km2	Exploration	1.0%
Niangouela	Nexus Gold Corp.	Burkina Faso	178 km2	Exploration	1.0%
Rakounga	Nexus Gold Corp.	Burkina Faso	250 km2	Exploration	1.0%
Bobosso	Progress Minerals Inc.	Côte d'Ivoire	800 km2	Exploration	1.0%
Bira	Progress Minerals Inc.	Burkina Faso	371 km2	Exploration	1.0%
Bonsiega	Progress Minerals Inc.	Burkina Faso	480 km2	Exploration	1.0%
Tambiri	Progress Minerals Inc.	Burkina Faso	127 km2	Exploration	1.0%

Abu Marawat

Sandstorm acquired a 1.0% NSR royalty on the Abu Marawat concession located in Egypt. The project is owned by Aton Resources Inc. ("Aton") and covers more than 700 square kilometres. Aton has been actively exploring the property resulting in the identification of an extensive 40 kilometre long gold mineralized trend containing numerous gold exploration targets and two mineral resource estimates: the Hamama West gold-silver resource, and the Abu Marawat gold-silver-copper-zinc vein resource.

Recent exploration has included surface sampling programs at the Rodruin and Zeno targets and included more than 100 grab samples. A 4,000 metre RC drilling program at the Rodruin target is expected to start in early August.

For more information, visit the Aton website at www.atonresources.com and see the press releases dated May 30, 2018 and July 11, 2018.

Bouboulou, Niangouela & Rakounga

Sandstorm acquired 1.0% NSR royalties on three projects owned or controlled by Nexus Gold Corp. ("Nexus"), the Bouboulou, Niangouela, and Rakounga projects located in Burkina Faso. The Bouboulou property has five known mineralized zones and three 5 kilometre long anomalous gold trends. A drilling program completed in 2017 at Bouboulou was designed to test and extend the zones previously identified on the property. Nine of the ten diamond drill holes successfully intersected gold mineralization.

The 250 square kilometre Rakounga property is contiguous to the Bouboulou property, bordering it on the west and south sides. Two of the trends at Bouboulou extend southwest on to Rakounga. A 3,000 metre drill program was completed in 2017 that successfully identified a broad zone of gold mineralization extending over 300 metres along strike and to depths of 80 metres below surface.

The Niangouela property covers 178 square kilometres and is located on the Boromo greenstone belt. The property contains numerous quartz veins and outcroppings proximal to artisanal pits and workings. A 2,000 metre drilling program in 2017 was conducted with the objective to test a primary quartz vein and associated shear zone at depth and along strike while targeting areas of gold anomalies identified from rock samples and RAB drilling. Results from the drilling program delivered gold intercepts in eight of the first nine holes drilled.

For more information, visit the Nexus website at www.nexusgoldcorp.com and see the press releases dated May 24, 2018 and June 21, 2018.

Bira, Bonsiega, Tambiri & Bobosso

As part of a financing package, Sandstorm will receive 1.0% NSR royalties on four project areas owned or controlled by Progress Minerals Inc. (“Progress”) in Burkina Faso and Côte d’Ivoire.

The Bira property includes a 28 kilometre long composite geochemical anomaly along the southern margin of a large granitic intrusion and possible shear zone. The trend contains several areas with artisanal mining. To date, Progress has completed a power auger sampling program covering the majority of the geochemical anomaly and 5,000 metres of RC drilling, targeting the northern most portion of the anomaly. Progress has identified eight drill-ready targets and plans to complete a minimum of 20,000 metres of RC drilling across these targets commencing in the fall of 2018. Progress conducted preliminary metallurgical testing on composites from its RC drill program and received positive results suggesting that the Bira mineralization may be amendable to cyanide-leaching.

The Tambiri property hosts artisanal mining activities in several areas of the property. Progress is planning 5,000 metres of RC drilling on the Tamibiri property to target a 1.0 kilometre strike extension of one of the active artisanal mining areas, to follow-up on historic drilling. Additional programs on Tamibiri will include mapping, soil sampling and power auger sampling to define additional drill targets.

The Bonsiega property is along the western extension of the Bira trend. An IP survey and power auger sampling program are planned across several target areas in the fourth quarter of 2018.

The Bobosso property, located in Cote d'Ivoire, hosts a seven square kilometre gold-in-soil anomaly. Progress completed two drilling programs in 2017 (4,244 metres of RC and 1,657 metres of diamond drilling) which were successful in identifying gold mineralization in seven target areas, including multiple zones with continuity over 300 metres of strike length. Progress also conducted initial bulk-leak extractable gold tests on several composites from the drilling. This preliminary metallurgical test work indicated that mineralization may be amenable to cyanide-leaching. An IP survey is planned for July 2018 and will be followed up on in the fall of 2018, with an RC drilling program of 10,000 metres.

For more information, visit the Progress website at www.progressminerals.com and see the press release dated June 12, 2018.

- Erdene Intercepts 2.6 g/t gold over 81.4 Metres at Bayan Khundii

Erdene Resource Development Corp. ("Erdene") has announced the results from its second quarter drill program at the Bayan Khundii project in southwest Mongolia. The drill program was designed to test priority structural targets, complete closer-spaced drilling within specific zones, and to test areas within the larger 1.4 kilometre trend that demonstrate good potential for establishing additional extensions to the gold mineralizes zones. Highlighted drill results from Bayan Khundii include:

- BKD-251: 51.8 metres of 2.8 g/t gold from 93.0 metres; and

- BKD-254: 81.4 metres of 2.6 g/t gold from 102.6 metres, including 17.0 metres of 9.2 g/t gold.

Erdene is currently working on a maiden resource estimate at Bayan Khundii that is expected to be announced in 2018.

For more information, visit the Erdene website at www.erdene.com and see the press releases dated May 10, 2018 and July 5, 2018.

Sandstorm has a 2% NSR royalty on Erdene's Bayan Khundii and Altan Nar properties.

- Appendix

Table 1: Hod Maden Drill Results

Hole	Zone	Section	From	To	Intercept (m)	Au (g/t)	Cu (%)	Azimuth	Dip	Depth
HTD 182	Main	L2225N	66.50	139.00	72.50	20.39	4.87	090	-30	150.0
Includes			109.00	118.00	9.00	69.94	7.02
HTD 185	Main	L2075N	411.00	419.00	8.00	2.97	0.77	090	-65	531.00
			486.50	505.00	18.50	17.55	-
Includes			487.80	491.00	3.20	59.71	-

QA/QC

All assay data was provided to Sandstorm by Lidya. Mineralised intervals presented in Table 1 are drill intersection widths and may not represent true widths of mineralisation. Drill core obtained from the diamond drill program was dominantly HQ-sized core with the remainder being PQ-sized core. Intercepts are calculated using a 0.5 g/t cut-off allowing one interval of internal and adjacent dilution. All drill core was photographed and quick logged prior to sampling. Standard sampling protocol involved the halving of all drill core and sampling over generally 1 metre intervals (in clearly mineralised sections) or 2 metre intervals (elsewhere), with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis. Samples have been analyzed at ALS Laboratories' facility in Izmir, western Turkey. All samples have been analyzed for gold using a 30 gram Fire Assay with AAS finish (or Screen Fire Assay for higher grade samples), in addition to a 32 element ICP-AES analysis of an aqua regia digest. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalyzed using the AAS analytical technique. Standards and blanks were inserted in to the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples.

-Qualified Person

Keith Laskowski (MSc), Sandstorm's Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms "mineral resource,'' "measured mineral resource,'' "indicated mineral resource" and "inferred mineral resource" used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms "mineral resource,'' "measured mineral resource,'' "indicated mineral resource" and "inferred mineral resource" are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements,'' within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may,'' "will,'' "expect,'' "intend,'' "estimate,'' "anticipate,'' "believe,'' "continue,'' "plans,'' or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2017 and the Company's annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Kim Forgaard
President & CEO	Investor Relations
604 689 0234	604 628 1164

SOURCE: Sandstorm Gold Ltd.